UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30853 / January 8, 2014

In the Matter of

WELLS FARGO FUNDS TRUST
WELLS FARGO MASTER TRUST
WELLS FARGO VARIABLE TRUST
WELLS FARGO FUNDS MANGEMENT, LLC

525 Market Street
12th Floor
San Francisco, CA 94105

(File No. 812-14090)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Wells Fargo Funds Trust, Wells Fargo Master Trust, Wells Fargo Variable Trust, and Wells Fargo
Funds Management, LLC filed an application on November 1, 2013, and amendments to the
application on April 11, 2013, September 27, 2013, November 13, 2013, and December 12,
2013, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from
certain disclosure requirements. The order permits applicants to enter into and materially amend
subadvisory agreements without shareholder approval and also grants relief from certain
disclosure requirements.

On December 13, 2013, a notice of the filing of the application was issued (Investment Company
Act Release No. 30830). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public

interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Wells Fargo Funds Trust, et al. (File No. 812-14090) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary